November 14, 2018

Ms. Christina Fettig

US Securities & Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, NE

Washington, DC  20549

RE:

Accounting Review

Forester Funds, Inc.

Dear Ms. Fettig:

Following are our responses to your comments from your accounting review of Forester Funds, Inc.

1.

The Fund’s website has not been updated with the most recent prospectus links as of October 5, 2018. Please confirm that the website has the most up to date information available for shareholders.

ACTION: 2 out of six links were inadvertently not updated.  All links are currently up to date.

2.

Options purchased are required to be disclosed as part of the schedule of Investments in securities of unaffiliated  issuers, pursuant to Article 12-12 of Regulation S-X.  We noted that the Registrant prepares separate “Schedule of Put Options Purchased”.  Please include the schedule of put options purchased as part of the Schedule of Investments going forward or modify the audit opinion to reference the Schedule of Put Options Purchased since each financial statement audited should be specifically identified in the introductory paragraph of the auditor’s report. (AS 3101-06).

ACTION: Going forward, our auditor will include the Schedule of Put Options Purchased in their opinion.

3.

The Fund has greater than 10% of its net assets invested in money market funds at year end. However, the most recent prospectus does not include a discussion of this particular asset class in the principal investment strategies or principal risk sections. Please explain why the specific asset class has not been included as a principal strategy of the Fund and whether the disclosures in the prospectus are appropriate, provided the significance of specific asset classes in the portfolio.

ACTION: The “Market Exposure” section under “Principal Investment Strategies” states that during “defensive periods, the Fund may invest some or all of its assets in stock index options, money market funds, U.S. Treasury, or U.S. Agency fixed income instruments with a maturity of less than five years.”

Under “Principal Risks” there are two sections, “Varying Market Exposure” and “Fixed Income Risk”, which discuss the risks of investing greater than 10% of the net assets in money market funds, U.S. Treasury, or U.S. Agency fixed income instruments with a maturity of less than five years.  Under normal circumstances we use U.S. Treasuries.

4.

In the schedule of investments please disclose the class of shares held of other registered funds as part of the title of issue (S-X Article 12-12).

ACTION: Going forward, we will disclose the class of shares held of other registered funds.

5.

Form N‐CSR was updated effective August 1, 2017. Ensure that all future N‐CSR filings use the updated Form.

ACTION: Going forward, these filings will use the updated Form.

6.

It appears the Fund engaged in options. The Notes to the financial statements appear to generically describe the reasons the Fund may engage in options. Please include more specific disclosure regarding how and why the Fund has engaged in these derivatives.

ACTION: Going forward, the Fund will be more specific as to why the Fund is using the derivatives.

7.

Please explain why the Fund, which holds derivative instruments, has not disclosed all of the following (ASC 815-10-50-1a): Information that would enable users of its financial statements to understand the volume of its activity in those instruments ‘’

ACTION: Going forward, the Fund will disclose information that would enable users of its financial statements to understand the volume of its activity in those instruments.

8.

Please explain why derivatives have not been included in the disclosure required by S-X 6.03(h)(2).  The disclosure for the Value fund states: “As of March 31, 2018, the tax basis components of unrealized appreciation (depreciation) and cost of investment securities (not including options) were as follows:” Refer to the RIC Mod Adopting release for a discussion. https://www.sec.gov/rules/final/2016/33-10231.pdf

ACTION: The words “(not including options)” should have been deleted from the statement in Note 8, as the tax cost and appreciation/depreciation did include the options amounts.

Best regards,

Forester Funds, Inc.

/s/ Thomas Forester

Thomas Forester

President

On behalf of the Funds, Thomas Forester, President of the Funds, acknowledges that should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.  The Funds thereby further acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Funds from their full responsibility for the adequacy and accuracy of the disclosure in the filing.  Moreover, the Funds will not assert the affirmative action by the Commission to declare the Funds’ registration statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.